Exhibit 99.1

  B2Gold Corp. Announces Casualty at the Otjikoto Mine

Vancouver, January 22, 2016 – B2Gold Corp. (TSX: BTO, NYSE MKT: BTG, NSX: B2G) ("B2Gold" or the "Company") announces the death of one of its workers at the Otjikoto Mine in Namibia.

The individual, a machine operator, was injured at the mine in December and passed away this morning from injuries sustained from the accident.  The accident involved the individual being trapped between two pieces of equipment during a refueling operation.  After the accident the injured party had been transported to a hospital in Windhoek and remained there in critical condition receiving medical attention until succumbing to the injuries this morning.

The Company and the appropriate Namibian authorities are both conducting a thorough investigation of the accident.

B2Gold is saddened by this event and sends its deepest condolences and sympathies to the family, in particular to the wife and son of the deceased.

ON BEHALF OF B2GOLD CORP.

"Clive T. Johnson"
President and Chief Executive Officer

For more information on B2Gold please visit the Company web site at www.b2gold.com or contact:

Ian MacLean
Vice President, Investor Relations
604-681-8371

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.